Odyssey Pictures Corporation

2321 Coit Rd., Suite E

Plano, TX 75075

July 1, 2013

Linda Cvrkel, Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Odyssey Pictures Corporation
Form 10-K for the year ended June 30, 2012
Filed November 27, 2012
File No. 000-18954

Dear Ms. Cvrkel:

Set out below are the responses by Odyssey Pictures Corporation to the Comments in your letter of May 29, 2013. The responses correspond to comment numbers in your letter.

After you have had an opportunity to review these responses, please get back to us with any further comment or suggestions. We believe that your comments have been helpful in improving the disclosures in our filings.

Form 10-K for the year ended June 30, 2012

General

1)	Please find the statement from the company with certain acknowledgements at the conclusion of this letter as originally requested.

2)	The company confirms its understanding that it is subject to the Regulation 14A and Regulation 14C of the Securities Exchange Act of 1934 and that its directors, officers and certain principal stockholders are subject to Section 16 of the Securities Exchange Act of 1934.

3)	The company confirms that it is in compliance with the Nevada State Laws that govern the election of directors and the registration of our securities. A copy of our charter and By-Laws are attached hereto for your reference as requested.

4)	Please note that the amended filing is being prepared and the changes to the amendment will contain these adjustments incorporated in the attached Schedule A and referenced to the letters from the SEC dated May 19 and December 12, 2012 respectively, pending added comment from the Commission.

See Attached Schedule A

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Financial Statements, page 9

Consolidated Balance Sheets, page 9

5)	We revise our disclosures to accommodate this comment as follows:

a.	We invest in certain research and development in technologies we are involved in which will create revenue in the future. This software and technology is considered an asset without amortization until the revenue is recognized.

b.	We also produce feature film and television product for eventual broadcast. This is considered an investment in Intellectual Properties and is to create future revenues for the company. The investment is marketable (has a readily available price) and is either used for trading purposes and is “available for sale” by the company at a certain date in the future.

6)	FilmZone is a company that had a member relationship with TNO Venture Management for several years. Our Company interest was non-controlling and there were no revenues to report from FilmZone. TNO Venture Management has a common director as he is a director of this company as well, Mr. Stefan Drakelid. During the course of 2011 and at the sole discretion of the managing member of FilmZone, TNO Venture Management assumed contracts and sales from other non-related entities. Due to the nature of this business, TNO Venture Management offered FilmZone to manage and collect on the remaining assets and notes receivable. By the end of June 30, 2011, TNO Venture Management had elected to resign its membership thus leaving the company as the sole member and recipient of the remaining proceeds to collect form prior transactions not under its control earlier. Upon final collections, and by the end of June 30, 2011, Filmzone discontinued its operations and consolidated in the company financial statements. The company may still use the brand name for future licensing of film and TV rights. FilmZone, through the contribution of the former member, entered into an arrangement to pay its related portion in a note amounting to $876,226. The assumed revenues and contracts resulted in a gain of $221,548 as of June 30, 2011.

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Background and Significant Accounting Policies, page 14

Significant Accounting Policies, page 14

Revenue Recognition, page 14

7)	In our MD&A of the period ending June 30, 2012, we have expressed the following:

“Revenue Recognition

We earn revenue under a three year “Branding & Services” agreement that provides for a monthly licensing fee. Revenue is recognized monthly on a straight line basis over the term of the agreement.”

We will amend this statement, and as it appears in Item 1, “Revenues and Economic Dependency” as follows:

The company recognized its revenues from several sources during the period ending June 30, 2012, expanding from its previous “Branding and Services” agreements it operated under solely. Some of these areas of revenue are generated from the company’s long-standing relationships with other film and TV producers and suppliers in the various markets the company services.

We continue to earn revenue under several “Branding & Services” agreements that provide for a monthly licensing fee. Revenue from this feature is recognized monthly on a straight line basis over the term of the agreement and is non-refundable. Revenues recognized under these agreements were $718,788 through June 30, 2012 and $1,531,000 through June 30, 2011 and represented 57% of all revenues in the year ending June 30, 2012 and 95% - 99% of all revenue in the same period last year.

The company also now recognizes income from several other areas of its business:

1) Services for production – Fees earned for providing various stages of production and post-production services in all media it is either engaged in or contracted for. This revenue is billed on a contract basis and is earned when received.

2) Fees from production – The company charges a fee for its producer services in new production. For the period ending June 30, 2012, the company earned fees from production in the amount of $475,000 representing 37% of its total reported gross revenues.

3) Consultation in research and development of certain technologies that the company is engaged in. For the period ending June 30, 2012, the company earned fees from consultation and development in the amount of $2,288 representing less than 1% of its total reported gross revenues.

4) Commission from licensing and sales – The company receives commissions from its sales efforts in the international markets it attends as well as the placement of film, TV and other media projects in certain markets. For the period ending June 30, 2012, the company earned fees from commission and licensing in the amount of $72,520 representing 6% of its total reported gross revenues.

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2. Notes and Loans Payable, page 18

8)	Proposed disclosure - Note Tab Below

Date of Loan	Balance as of 6/30/12	Balance as of 6/30/11	Interest Rate	Maturity Date	Convertible to Common Shares
10/17/2011	$33,000.00	$0.00	8%	7/19/2012	Yes (See Asher)
11/22/2011	$32,500.00	$0.00	8%	8/28/2012	Yes (See Asher)
2/2/2012	$27,500.00	$0.00	8%	11/16/2012	Yes (See Asher)
4/1/2012	$200,000.00	$0.00	Fixed Fee	9/30/2012	No
5/1/2012	$100,000.00	$0.00	Fixed Fee	9/30/2012	No
6/30/2003	$43,655.00	$49,940.00	10%	12/31/2013	No
6/30/2011	$12,590.00	$12,090.00	10%	12/31/2013	No
TOTAL	$449,245.00	$62,030.00

Current debt obligations due within one year as reported 6-30-12 = $449,246

Discharge of Debt, page 18

9)	Please note the revisions from the Table and the notes following:

	2012	2011

Excess carrying value of settled obligations	0	($8,081)
Related accrued interest	$29,624	$192,000
Obligations deemed barred by statute of limitations	$39,305	$244,483
Write down in excess of accrued interest	$0	$287,398
	$68,929	$715,800

Earnings for the year ended June 30, 2012 were $34,775 down from $552,600 for the year ended June 30, 2011. The Earnings for the year ended June 30, 2011 included an entry for Excess Carrying Value of Renegotiated Payables of $68,929 compared to ($715,800) for the prior year. This resulted in Earnings per Share of Nil for the year ended June 30, 2012, compared to Nil for the year ended June 30, 2011.

We also amend to delete the repeated statement after “Liquidity and Capital Resources”.

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7. Acquisition of Filmzone, LLC and Discontinued Operations, page 19

10)	We revise our statement to reflect the full accounting control assumption of the member-contributed asset in that there was no acquisition or valuation, only the assumption of prior accommodated sales and agreements.

11)	In the year ending June 30, 2011, due to the managing member entering into a cancellation of its membership interest, the company became the sole member and recipient of the remaining proceeds to collect form prior transactions not under its control earlier. Upon final collections, and by the end of June 30, 2011, Filmzone discontinued its operations and consolidated in the company financial statements. The company may still use the brand name for future licensing of film and TV rights. FilmZone, through the contribution of the former member, entered into an arrangement to pay its related portion in a note amounting to $876,226. The assumed revenues and contracts resulted in a contributed gain of $221,548 as of June 30, 2011.

12)	Pursuant to the above, due to the nature of the asset, the only way to determine a valuation was the amount of the receivable assumed and the company had no actual involvement in the transaction and does not have a required disclosure as to a fair market value was determined.

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Form 10-K/A for the fiscal year ended June 30, 2012

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 8

Liquidity and Capital Resources, page 9

13)	Please refer to the below schedule as this was a transfer mistake undetected prior to filing the amended report.

		All Plan & Non-Plan Compensatory Type Options
	Shares	Weighted average exercise price	Weighted average remaining contractual term (years)	Aggregate intrinsic value*

Options outstanding at June 30, 2010	400,000	$0.10
Granted	4,000,000	$-
Exercised	0	$-
Lapsed	0	$0.10
Options outstanding at June 30, 2011	4,400,000	$0.86	1.80	$0
Granted	8,000,000	$0.04
Exercised	0	$-
Lapsed	(400,000)	$0.10
Options outstanding at June 30, 2012	12,000,000	$0.34	4.10	$0
Options outstanding at June 30, 2012	12,000,000	$0.11	4.20	$0

In addition, the subsequent Table in Item 6 has been revised as follows:

	Warrants Outstanding			Warrants Exercisable
Range of exercise prices	Shares	weighted average exercise price	Weighted average remaining life in months	Shares		weighted average exercise price
$0.01-$
0.50	10,000,000	$0.11	50.00	10,000,000		$0 ..11
$0.51-$
1.00	2,000,000	$1.50	48.00	2,000,000	0	$1 ..50
Total
Shares	12,000,000			1 2,000,000

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The Company acknowledges that:

The Company is responsible for the adequacy and accuracy of the disclosure the subject filing, and;

That Staff Comments or changes to disclosures in response comments do not foreclose the Commission from taking any action with respect to the filing, and;

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the Untied States.

Please contact the following with regard to these responses any or any related matters.

Very truly yours,

John W. Foster

President and CEO

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SCHEDULE A

Items incorporated herein referenced to SEC comment letters of May 13, 2013 (first) and December 12, 2012 (second).

Item 4, #2

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes [  ]  No [X]

Item 4, #3

The aggregate market value of the voting stock held by non-affiliates of the Registrant, based on the closing price of the Registrant’s Common Stock on December 31, 2012, the end of the Registrant’s most recently completed second fiscal quarter, was approximately $675,183 (based on the mean between the closing bid and asked prices of the Common Stock on such date), which value, solely for the purposes of this calculation, excludes shares held by Registrant’s officers and directors and affiliates as reported herein in the amount of 23,302,752 shares. Such exclusion should not be deemed a determination by Registrant that all such individuals are, in fact, affiliates of the Registrant.

Item 4, #4

As of March 31, 2013 there were outstanding 96,137,376 shares of Odyssey Pictures Corporation’s common stock, par value $.01 per share (the “Common Stock”).

Item 4, #5

Set forth below is information regarding the business experience of the current Directors and executive officers of the Company

Mr. John Foster has been an independent financial consultant and analyst specializing in turnaround situations and management restructuring in specific industries including the entertainment and communications industry. He has extensive background in information systems and data processing, and worked as a consultant and investment advisor in determining strategies of financing and investments in motion picture projects for investors, distributors and producers. He has added experience in working with restructuring of companies, particularly in the areas of media and marketing. He has worked as a turnaround manager in his past experience. It is for this reason that, in January of 2000, Mr. Foster was asked to become active with the company by prior management in need of special assistance by referral. Mr. Foster served as interim President of the Company from January 2000 through June 2000, and was formally working in the position of President from that time. His contract was extended and he is currently serving as Chairman, President and CEO of the Company during the reported period.

Mr. Henrik Ljung is a founding partner of Ampezzo Partners, LLP a private equity fund specializing in growth stage online media & marketing businesses. He was previously CEO of Siguiente Capital AB, a private investment firm. Mr. Ljung has a background in finance and structure of special transactions for refinancing and in seeking outside equity capital resources. He has been working closely with Mr. Drakelid for a number of years and was elected, upon Mr. Drakelid’s recommendation, to afford his time as a director to asset in planning and formulating directions and necessary changes for the future growth of the company. Having been associated with several startups and incubation efforts, his position as a director greatly adds to the needed support of the board. He has a Masters Degree in Management from St. Andrews with earlier studies at the Lubin School of Business and the Universite de la Sorbonne.

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Mr. Stefan Drakelid holds an LL.M. degree from the University of Lund, Sweden. He has specialized in economics, taxation law and legal issues relating to entertainment since 1981, acting as consultant and co-partner/investor in Scandinavia, Great Britain and the United States. He is an advisor to Siguiente Capital AB, a venture capital Company in Sweden. Mr. Drakelid has been a key component in structuring target assets for the company and he has a background in film and TV financing which adds advisory elements to the board as well as assisting the company in added business opportunity through his other businesses and acquaintances in the finance and media markets. He has made numerous introductions and developed financial bridge loans to assist the company in changing economic times. Further, he has targeted assets for acquisition and has aided in bringing them into the company.

Mr. Frank Saran received a BS degree in Business in 1979 from Eastern Illinois University. He was previously with Merrill Lynch and subsequently Shearson, Lehman. He has been an investor in media related companies and has known and worked in various outside consulting and advisory capacities since 1990. Mr. Saran has known Mr. Foster for a number of years as an advisor to outside financing and expertise in planning and direction. He was asked to join the board to fill a vacant seat from a prior board member and has the time and know-how to assist and advise with organizing and planning for the company’s future interests.

Mr. Ralph Boral, as a director and Chief Operating Officer of the Company was formerly Vice President of Finance and Operations of Name Dynamics, Inc. Prior to that he was General Manager of Glueworks Animation as well as formerly CFO of Film Foundry, the parent Company of Glueworks Animation. He has been a Senior Producer for Fox News, Director of Finance for NBC News Channel and Business Manager for NBC News. His knowledge of production and business in the media markets adds to the potential of the board in seeking outside resources in projects, productions and finance. His knowledge of the industry assist in the operations of the company overall add to the managerial skill of day-to-day operations. He has a Bachelor of Arts degree from Queens College in Communications.

Item 4, #7

The company will provide information in an amended filing with regard to Item 406 Code of Ethics and 407 (d) (4) and (d) (5) regarding audit committee and financial expert.

Item 4, #8

ITEM 11.      EXECUTIVE COMPENSATION.

The following table sets forth, for the fiscal years indicated, all compensation awarded to, earned by or paid to the chief executive officer of the Company, the only compensated executive officer as of June 30, 2012. Other significant employees would not be required to be included in the table due to the fact that such employees were not executive officers of the Company at the end of the most recently completed fiscal year:

				Summary Compensation Table
			Annual Compensation
								Nonqualified
Name and	Fiscal					Option	Nonequity	Deferred
Principal Position	Year		Salary	Bonus	Stock Awards	Awards	Compensation	Earnings	All Other	Total
John W. Foster,
President/CEO	2012	*	$250,000	-	-		-		$125,000	$375,000
	2011		$250,000			66,000			$375,000	$625,000

*Mr. Foster has deferred a portion of his salary. As of June 30, 2012 Mr. Foster was owed $719,251 up from $656,751 owed as of June 30, 2011. Other compensation for the year ended June 30, 2012 was the value assigned to the 1,700,000 shares paid under Mr. Foster’s compensation agreement.

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Item 4, #9

We have revised the Summary Compensation table. We will clarify in our amended filing the option awards including the aggregate market date grant value disclosed elsewhere as appropriate.

Item 4, #10

We will include in the amended filing an “Outstanding Equity Awards at Fiscal Year End” tabled with associated footnote disclosure as required by Item 402(p) of Regulation S-K. The table is as follows:

	Option awards					Stock awards
Name	Number of securities underlying unexercised options (#) exercisable	Number of securities underlying unexercised options (#) unexercisable	Equity incentive plan awards: number of securities underlying unexercised unearned options (#)	Option exercise price ($)	Option expiration date	number of shares or units of stock that have not vested (#)	Market value of shares of units of stock that have not vested ($)	Equity incentive plan awards: Number of unearned shares, unites or other rights that have not vested (#)	Equity incentive plan awards: Market or payout value of unearned shares, units or other rights that have not vested ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
John Foster	1,000,000	0	0	$0.25	12/31/2013	0	0	0	0
	1,000,000	0	0	$0.50	12/31/2014	0	0	0	0
	1,000,000	0	0	$1.00	12/31/2015	0	0	0	0
	1,000,000	0	0	$2.00	12/31/2016	0	0	0	0

Item 4, #11

	Director Compensation Table
Name	Fees earned or paid in cash ($)	Stock Awards ($)	Option Awards ($)	Non-Equity incentive plan compensation ($)	Nonqualified deferred compensation earnings ($)	All other compensation ($)	Total ($)

John Foster	0	0	0	0	0	0	0
Stefan Drakelid	0	0	0	0	0	0	0
Frank Saran	0	0	0	0	0	0	0
Henrik Ljung	0	0	0	0	0	0	0
Ralph Boral	0	0	0	0	0	0	0

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Item 4, #12

Equity Compensation Plan Information
	Number of Securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by security holders	0	0	0
Equity compensation plans not approved by security holders	0	0	0
Total	0	0	0

Item 4, #13

The following table sets forth information concerning ownership of common stock, as of May 31, 2013, by each person known by the Company to be the beneficial owner of more than 5% of the common stock, each director and executive officer, and by all directors and executive officers of the Company as a group.

Item 4, #14

We will revise and include in the amended filing an Exhibit List reflecting appropriate exhibits.

Item 4, #15

We will amend the Exhibit List to include material contracts disclosed but not previously included in the list.

Item 4, #26

The Company will include the signature change in its amended filing as required.

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Item 4, #27

EXHIBIT 31.1

ODYSSEY PICTURES CORPORATION

OFFICER’S CERTIFICATE PURSUANT TO SECTION 302

I, John Foster, certify that:

1. I have reviewed this annual report on Form 10-K of Odyssey Pictures Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, registrant’s internal control over financial reporting; and

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5. The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in registrant’s internal control over financial reporting.

Dated: November 27, 2012

/s/ John W. Foster
John W. Foster
Chief Executive Officer and
Chief Financial Officer

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EXHIBIT 32.1

ODYSSEY PICTURES CORPORATION

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO SECTION 906 OF

THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Odyssey Pictures Corporation (the Company) on Form 10-K for the period ended June 30, 2012 as filed with the Securities and Exchange Commission on the date hereof (the Report), I, John Foster, Chief Executive Officer and Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. ss. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

A signed original of this written statement required by Section 906 has been provided to Odyssey Pictures Corporation and will be retained by Odyssey Pictures Corporation and furnished to the Securities and Exchange Commission or its staff upon request.

November 27, 2012

/s/ John W. Foster
John W. Foster
Chief Executive Officer and
Chief Financial Officer

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CERTIFICATE OF EXISTENCE WITH STATUS IN GOOD STANDING

I, ROSS MILLER, the duly elected and qualified Nevada Secretary of State, do hereby certify that I am, by the laws of said State, the custodian of the records relating to filings by corporations, non-profit corporations, corporation soles, limited-liability companies, limited partnerships, limited-liability partnerships and business trusts pursuant to Title 7 of the Nevada Revised Statutes which are either presently in a status of good standing or were in good standing for a time period subsequent of 1976 and am the proper officer to execute this certificate. I further certify that the records of the Nevada Secretary of State, at the date of this certificate, evidence, ODYSSEY PICTURES CORPORATION, as a corporation duly organized under the laws of Nevada and existing under and by virtue of the laws of the State of Nevada since December 21, 1989, and is in good standing in this state.

IN WITNESS WHEREOF, I have hereunto set my hand and affixed the Great Seal of State, at my office on March 19, 2012.

ROSS MILLER

Secretary of State

Electronic Certificate

Certificate Number: C20120319-0145

You may verify this electronic certificate

online at http://www.nvsos.gov/

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